Exhibit 99.1

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Second Quarter 2017 Financial Results

REHOVOT, Israel – August 3, 2017 – NeuroDerm Ltd. (NASDAQ: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, today announced financial results for the second quarter ended June 30, 2017.

Recent Highlights

•	On July 24, 2017, NeuroDerm entered into a definitive agreement to be acquired by Mitsubishi Tanabe Pharma Corporation (MTPC) for US$1.1 billion in cash. A special meeting of shareholders to approve the transaction is expected to be held on September 12, 2017. Assuming typical regulatory and shareholder approval timeframes, NeuroDerm currently anticipates the transaction will close in the fourth quarter of 2017.
•	On June 6, 2017, NeuroDerm announced that the main design elements for the amended iNDiGO phase III efficacy trial (trial 007) for ND0612 were accepted by the European Medicines Agency (EMA).
•	Presented ND0612 complete phase II data from trial 006 in a late-breaking session at the 21st International Congress of Parkinson’s Disease and Movement Disorders, which took place June 4-8, 2017. ND0612 head-to-head pilot PK results and ND0701 first-in-man PK results were also presented.
•	Complete trial 006 data were also presented at the 3rd Congress of the European Academy of Neurology (EAN).

“Presenting complete data from trial 006 and having the main design elements for the amended iNDiGO phase III efficacy trial accepted by the European Medicines Agency were important milestones in the development of ND0612,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “Their attainment helps to clarify the regulatory pathway for ND0612, and brings this potentially transformative Parkinson’s disease therapy closer to patients who urgently need new treatment options. MTPC has the expertise, resources and commitment to make ND0612 broadly and rapidly available, and we look forward to it continuing to build on the important progress that we have made to date in the development of this novel product candidate.”

Financial Results for the Quarter Ended June 30, 2017

Research and development expenses, net were $11.1 million in the three months ended June 30, 2017 compared to $5.6 million in the same period in 2016. The increase was primarily due to an increase in subcontractors and materials, mainly from clinical studies and due to production costs related to the Company’s levodopa product candidates and due to an increase in payroll and related expenses, including share-based compensation expenses.

General and administrative expenses were $4.2 million in the three months ended June 30, 2017 compared to $1.4 million in the same period in 2016. The increase was primarily due to an increase in payroll and related expenses, including share-based compensation expenses.

The Company reported a net loss of $14.9 million in the three months ended June 30, 2017 compared to $7.0 million for the same period in 2016. The increase in net loss was primarily due to the increase in research and development expenses, net.

As of June 30, 2017, the Company had cash and cash equivalents and short-term bank deposits totaling $131.5 million.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. Accordingly, there is no assurance that NeuroDerm’s business will generate positive cash flow. As of June 30, 2017, NeuroDerm had an accumulated deficit of $208.7 million and its activities have been funded through public and private offerings of the company’s securities and issuance of convertible loans and warrants.

Suspension of Financial Results Conference Calls

As announced on July 24, 2017, NeuroDerm entered into an agreement under which Mitsubishi Tanabe Pharma Corporation (TSE Code: 4508) (“MTPC”), a publicly traded company on the Tokyo Stock Exchange, will acquire NeuroDerm for US$39 per share in cash. In light of the pending transaction, the Company will not host a financial results conference call for this period or for future periods.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm’s main focus is in Parkinson’s disease, where it has three clinical stage product candidates in development which offer a solution for almost every Parkinson’s disease patient, from moderate to the very severe stage of the disease. The primary product candidates are a line of levodopa and carbidopa (LD/CD) products administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates, ND0612L and ND0612H, are aimed at the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously. NeuroDerm is also designing a patch pump for future use. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding NeuroDerm’s future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. These forward-looking statements include, but are not limited to, statements about the expected timing of the shareholder meeting to approve the acquisition and the timing of the closing of the acquisition. The forward-looking statements contained in this press release are based on management’s current expectations and projections about future events. There are important factors that could cause NeuroDerm’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in NeuroDerm’s annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission. Forward-looking statements with respect to the acquisition are subject to risks and uncertainties that may cause actual outcomes to differ materially from those contemplated by the forward-looking statements, including: (1) NeuroDerm may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed acquisition; (2) the proposed acquisition may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement related to the acquisition; (5) risks that the proposed acquisition disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed acquisition; (6) impact of the acquisition on relationships with NeuroDerm’s commercial counter-parties and (7) other risks that may adversely impact the consummation of the acquisition, which may result in the acquisition not being consummated within the expected time period or at all, as well as the risks described in NeuroDerm’s filings with the SEC. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the company to predict all of them. NeuroDerm undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	June 30,
Assets:	2016	2017

Current Assets:
Cash and cash equivalents	$107,178	$18,176
Short- term bank deposits	45,058	113,287
Prepaid expenses and receivables	2,666	3,007
	154,902	134,470
Non-Current Assets:
Restricted bank deposit	105	174
Long-term prepaid expenses	141	145
Property, plant and equipment, net	915	1,175
	1,161	1,494
Total Assets	$156,063	$135,964

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	June 30,
Liabilities and Shareholders’ Equity:	2016	2017

Liabilities:

Current Liabilities:
Accounts payable:
Trade	$1,736	$3,148
Other	4,757	4,455
Total Liabilities	6,493	7,603
Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2016 and June 30, 2017, issued and outstanding – 26,335,098 shares and 26,345,938 at December 31, 2016 and June 30, 2017, respectively	49	49
Additional paid-in capital	320,339	320,392
Share-based compensation capital reserve	11,956	18,682
Accumulated deficit	(180,734)	(208,722)
Foreign currency translation differences	(2,040)	(2,040)
Total Shareholders' Equity	149,570	128,361
Total Liabilities and Shareholders' Equity	$156,063	$135,964

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2016	2017	2016	2017
Operating expenses:
Research and development	$9,686	$21,445	$5,556	$11,305
Participation in research and development	-	(156)	-	(156)
Research and development, net	9,686	21,289	5,556	11,149
General and administrative	3,000	7,486	1,448	4,212
Operating loss	12,686	28,775	7,004	15,361
Financial income	391	806	56	435
Financial expenses	5	19	2	11
Financial income, net	(386)	(787)	(54)	(424)
Net loss	$12,300	$27,988	$6,950	$14,937
Basic and diluted loss per ordinary share	$0.57	$1.06	$0.32	$0.57

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2016	2017	2016	2017

Cash Flows From Operating Activities:
Net loss	$(12,300)	$(27,988)	$(6,950)	$(14,937)
Adjustments in respect of:
Depreciation	31	84	20	41
Share-based compensation to employees and service providers	1,924	6,726	1,129	3,462
Interest and exchange differences on bank deposits and restricted bank deposits	28	(492)	(46)	(209)
Exchange differences in respect of cash and cash equivalents	(60)	(152)	106	(59)
	(10,377)	(21,822)	(5,741)	(11,702)
Changes in asset and liability items:
Increase in prepaid expenses and receivables (including non-current portion)	(817)	(297)	(337)	(7)
Increase (decrease) in accounts payable:
Trade	948	1,412	341	1,306
Other	93	(302)	(253)	(483)
	224	813	(249)	816
Net cash used in operating activities	(10,153)	(21,009)	(5,990)	(10,886)
Cash flows from investing activities:
Purchase of property, plant and equipment	(57)	(344)	(20)	(118)
Investment in short- term bank deposits	(24,000)	(120,250)	-	(39,000)
Proceeds from short-term bank deposits	23,000	52,500	8,000	46,250
Restricted bank deposits, net	-	(56)	-	(56)
Net cash provided by (used in) investing activities	(1,057)	(68,150)	7,980	7,076
Cash flows from financing activities:
Proceeds from exercise of options granted to employees	107	5	107	2
Net cash provided from financing activities	107	5	107	2
Increase (decrease) in cash and cash equivalents	(11,103)	(89,154)	2,097	(3,808)
Balance of cash and cash equivalents at beginning of period	84,735	107,178	71,701	21,925
Exchange differences in respect of cash and
cash equivalents	60	152	(106)	59
Balance of cash and cash equivalents at end of period	$73,692	$18,176	$73,692	$18,176
Supplementary information:
Interest received from cash and cash equivalents and bank deposits	$363	$251	$133	$215
Investing activities not involving cash flows- Purchasing of property, plant and equipment on credit	$498	-	$498	-

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

# # #

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

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